VIA EDGAR

March 26, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lincoln Variable Insurance Products Trust

Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

File Nos. 811-08090; 333-156128

Ladies and Gentlemen:

Lincoln Variable Insurance Products Trust filed Registration Statement on Form N-14 on December 15, 2008. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Variable Insurance Products Trust on behalf of the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on March 26, 2009, or as soon as possible thereafter.

Sincerely,

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

/s/ William P. Flory, Jr.
William P. Flory, Jr. Second Vice President and Chief Accounting Officer